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                                                                    EXHIBIT 8.1




[MPP Letterhead]


November 16, 2000


Board of Directors
Nara Bank, N.A.
3701 Wilshire Boulevard
Suite 220
Los Angeles, CA 90010

Board of Directors
Nara Bancorp, Inc.
3701 Wilshire Boulevard
Suite 220
Los Angeles, CA 90010

Board of Directors
Nara Interim Bank, N.A.
3701 Wilshire Boulevard
Suite 220
Los Angeles, CA 90010


RE:   MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF A HOLDING COMPANY FORMATION


Dear Ladies and Gentlemen:

     In accordance with your request, we provide the following analysis and opinions relating to the material federal income tax consequences of the proposed transaction whereby Nara Interim Bank, N.A. ("Interim"), a wholly-owned subsidiary of Nara Bancorp, Inc., a Delaware corporation ("Bancorp"), will acquire all of the assets and assume all of the liabilities of Nara Bank, N.A. ("Bank"), through a merger of Bank with and into Interim (the "Reorganization"), with Interim being the surviving bank.

     In the Reorganization, Bank's separate corporate existence will cease and the business of Bank shall be conducted by Interim. To accomplish this Reorganization, the members of the Board of Directors of Bank (the "Incorporators") have formed Bancorp and Bancorp has formed Interim as its wholly-owned subsidiary. Pursuant to such merger, all of the issued and outstanding stock of Bancorp held by the Incorporators will be canceled and all of the issued and outstanding shares of common stock of Bank will be automatically converted by


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operation of law, on a one-for-one basis, into an equal number of issued and outstanding shares of Bancorp common stock.

     Our analysis and the opinions set forth herein are based upon facts set forth in that certain Plan of Reorganization and Merger Agreement (the "Agreement") to be entered into by and among the Bancorp, the Bank and Interim. Our analysis and opinions assume that, when the Reorganization is consummated, the Reorganization will conform in all material respects with the provisions in the Agreement. Our opinions are also based on the facts set forth in an application that is being filed with the Office of the Comptroller of the Currency ("OCC") under the Bank Merger Act, an application that is being filed with the Board of Governors of the Federal Reserve System ("Board of Governors") under the Bank Holding Company Act of 1956, as amended and Section 225.17 of Regulation Y (12 C.R.F. 225.17) promulgated pursuant thereto and a Form S-4 that is being filed with the Securities and Exchange Commission ("SEC") contemporaneously herewith and on certain written representations to us from Bank, Bancorp and Interim in a letter of even date herewith. The terms herein have the same meanings as the terms used in such documents. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. We assume for purposes of this letter that the facts set forth in those documents are accurate on the date of this analysis and will remain accurate to the date of the closing of the Reorganization, and are otherwise true, complete, and correct. Any change or inaccuracy in such facts may adversely affect our opinions.

     Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We undertake no duty to update this opinion letter in the future.

     The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein rather represent our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.

     In the case of a transaction as complex as the Reorganization, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

     This letter is being issued solely for your benefit and for the benefit of the Bank shareholders as of the date of the Reorganization. It may not be relied upon by any other person without our prior written consent. However, we do hereby consent to the filing of this letter with the OCC, the Board of Governors and the SEC in connection with the Reorganization and reference to this letter in such regulatory filings and in the proxy materials included with the Form S-4.

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     Our opinions regarding the Reorganization are as follows:

     (1) The Reorganization will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The Reorganization will not be disqualified by reason of the fact that the stock of Bancorp is used in the Reorganization, pursuant to Section 368(a)(2)(D) of the Code. Bank, Bancorp and Interim will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     (2) No gain or loss will be recognized by Bank on the transfer of substantially all of its assets to Interim solely in exchange for the common stock of Bancorp and Bank's assumption of the liabilities of Bank, pursuant to Sections 361(a) and 357(a) of the Code.

     (3) No gain or loss will be recognized by either Interim or Bancorp upon the receipt of substantially all of the assets of Bank in exchange for Bancorp common stock and the assumption of Bank's liabilities by Interim, pursuant to Revenue Ruling 57-278, 1957-1 C.B. 124.

     (4) The basis of Bank's assets in the hands of Interim will be the same as the basis of such assets in the hands of Bank immediately prior to the Reorganization, pursuant to Section 362(b) of the Code.

     (5) The basis of Interim's stock in the hands of Bancorp will be increased by an amount equal to the basis of Bank's assets in the hands of Interim and decreased by the sum of the amount of the liabilities of Bank assumed by Interim and the amount of the liabilities, if any, to which the assets of Bank are subject.

     (6) The holding period of each asset of Bank in the hands of Interim will include the period during which such assets were held by Bank, pursuant to Section 1223(2) of the Code.

     (7) No gain or loss will be recognized by the shareholders of Bank upon the transfer of their common stock of Bank solely in exchange for Bancorp stock, pursuant to Section 354(a) of the Code.

     (8) The basis of the Bancorp stock to be received by the shareholders of Bank in the Reorganization will be the same as the basis of the Bank common stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

     (9) The holding period of Bancorp stock to be received by the Bank shareholders will include the holding period of the Bank common stock surrendered in exchange therefor, provided that the Bank common stock is


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          held as a capital asset on the date of the exchange, pursuant to
          Section 1223(1) of the Code.

     (10) The section entitled "What are the Income Tax Consequences?" in Form S-4 accurately summarizes the material federal income tax consequences of the Reorganization.



                                  Very truly yours,

                                  Manatt, Phelps & Phillips, LLP